Valcent Products Inc.
(A Development Stage Company)

Condensed Consolidated Interim Financial Statements
June 30, 2011
(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements (“financial statements”) of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of the interim consolidated financial statements by an entity’s auditor.

Valcent Products Inc.
(A Development Stage Company)
Condensed Consolidated Interim Statements of Financial Position
(Expressed in US Dollars)
(Unaudited)

	June 30, 2011	March 31, 2011	April 1, 2010
ASSETS
Current assets
Cash and cash equivalents (Note 5)	$46,534	$31,936	$21,967
Receivables	238,818	300,233	125,532
Prepaid expenses	98,202	98,288	104,823
Inventories (Note 9)	-	-	11,578
Total current assets	383,554	430,457	263,900

Non-current assets
Assets held for sale	433,254	433,254	-
Property and equipment (Note 6)	110,562	137,324	997,596
Product license (Note 7)	1	1	1
Total non-current assets	543,817	570,579	997,597
Total assets	$927,371	$1,001,036	$1,261,497

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Current liabilities
Accounts payable and accrued liabilities	$1,652,558	$1,601,161	$872,376
Promissory notes payable (Note 10)	568,949	558,212	1,033,837
Due to related parties (Note 17)	246,262	255,378	253,429
Convertible notes (Note 11)	53,491	51,698	1,371,305
Derivative liability (Note 24(b))	62,330	175,600	567,000
Total current liabilities	2,583,590	2,642,049	4,097,947
Shareholders’ deficiency
Share capital (Note 12)	43,964,056	43,808,617	39,011,557
Contributed surplus (Note 12)	6,450,780	6,769,270	5,023,657
Commitment to issue shares (Note 12)	1,516,701	1,403,320	126,000
Equity component of convertible note (Note 11)	5,496	5,496	-
Accumulated deficit from prior operations	(2,265,325)	(2,265,325)	(2,265,325)
Accumulated deficit during the development stage	(51,327,927)	(51,362,391)	(44,732,339)
Total shareholders’ deficiency	(1,656,219)	(1,641,013)	(2,836,450)
Total equity and liabilities	$927,371	$1,001,036	$1,261,497

Commitments (Note 18)
Subsequent events (Note 23)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Approved by the Board:

(signed) “Stephen K. Fane”	Director	(signed) “Christopher Ng”	Director

Valcent Products Inc.
(A Development Stage Company)
Condensed Consolidated Interim Statements of Comprehensive Loss
(Expressed in US Dollars)
(Unaudited)

	Three months ended June 30,
	2011	2010
EXPENSES
Product development (Note 13)	$217,155	$463,881
General and administrative (Note 14)	(143,544)	607,063
Loss from operations	(73,611)	(1,070,944)
Interest and financing costs (Notes 15)	15,695	77,540
Non-operating expenses (Note 16)	(123,770)	(181,374)
Income (Loss) before income tax	34,464	(967,110
Income tax expense	-	-
Net income (loss) for the period	34,464	(967,110)
OTHER COMPREHENSIVE LOSS
Net comprehensive income (loss) attributable to equity holders	$34,464	$(967,110)

Basic and diluted (loss) gain per share	$0.00	$(0.02)
Weighted average number of common shares outstanding	83,259,386	53,051,142

The accompanying notes are an integral part of these condensed consolidated interim financial statements

See notes to the consolidated financial statements

Valcent Products Inc.
(A Development Stage Company)
Condensed Consolidated Interim Statements of Changes in Equity
(Expressed in US Dollars)
(Unaudited)

	Share capital	Contributed surplus	Commitment to issue shares	Equity component, convertible debt	Accumulated deficit from prior operations	Accumulated deficit during development stage	Total equity
Balance at April 1, 2010	$39,011,557	$5,023,657	$126,000	$-	$(2,265,325)	$(44,732,339)	$(2,836,450)
Loss for the period	-	-	-	-	-	(967,110)	(967,110)
Share capital issued	1,136,622	-	-	-	-	-	1,136,622
Equity portion of convertible debt	-	-	-	3,354	-	-	3,354
Warrants issued	-	64,304	-	-	-	-	64,304
Share issue commitment	-	-	(126,000)	-	-	-	(126,000)
For contributed services	-	122,598	-	-	-	-	122,598
Stock-based compensation	-	113,424	-	-	-	-	113,424
Balance at June 30, 2010	$40,148,179	$5,323,983	$-	$3,354	$(2,265,325)	$(45,699,449)	$(2,489,258)

Balance at April 1, 2011	$43,808,617	$6,769,270	$1,403,320	$5,496	$(2,265,325)	$(51,362,391)	$(1,641,013)
Income for the period	-	-	-	-	-	34,464	34,464
Share capital issued	155,439	-	-	-	-	-	155,439
Warrant modification	-	-	-	-	-	-	-
Share issue commitment	-	-	113,381	-	-	-	113,381
Stock-based compensation	-	(318,490)	-	-	-	-	(318,490)
Balance at June 30, 2011	$43,964,056	$6,450,780	$1,516,701	$5,496	$(2,265,325)	$(51,327,927)	$(1,656,219)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Valcent Products Inc.
(A Development Stage Company)
Condensed Consolidated Interim Statements of Cash Flows
(Expressed in US Dollars)
(Unaudited)

	Three months ended June 30,
	2011	2010
OPERATING ACTIVITIES
(Loss) gain for the period	$34,464	$(967,110)
Items not involving cash:
Interest and accretion	15,530	77,540
Warrants issued as finder’s fees	-	64,305
Stock-based compensation	(264,424)	113,424
Shares issued for product development	-	120,123
Shares issued for services	4,500	144,148
Gain on disposal of vehicles	18,490	-
Fair value change in derivative liability	(113,270)	-
Amortization	8,954	56,589
Foreign exchange loss (gain)	-	(212,847)
Changes in non-cash working capital items (Note 20)	103,782	94,674
Cash used in operating activities	(191,974)	(509,154)
INVESTING ACTIVITIES
Property and equipment	(682)	(3,301)
Cash used in investing activities	(682)	(3,301)
FINANCING ACTIVITIES
Advances from related parties	-	(2,362)
Proceeds from promissory notes	-	503,117
Proceeds from issuance of common shares	152,439	-
Proceeds from commitment to issue shares	54,815	-
Cash generated by financing activities	207,254	500,755
Effect on foreign exchange on cash	-	(356)
Increase (decrease) in cash and cash equivalents during period	14,598	(12,056)
Cash and cash equivalents, beginning of period	31,936	21,967
Cash and cash equivalents, end of period	$46,534	$9,911

Supplemental cash flow information (Note 20)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

1.      CORPORATE INFORMATION

Valcent Products Inc. (the “Company”) was incorporated under the Alberta Business Corporations Act on January 19, 1996.  The Company’s current business activity is to focus on the continued development and marketing of the Company’s High Density Vertical Growth System (“VerticropTM”) designed to produce vegetables and other plant crops.  The Company is listed on the OTC Bulletin Board, having the symbol VCTZF.

The address of the Company’s corporate office and principal place of business is 120 Columbia Street, Vancouver, BC, Canada, V6A 3Z8.

2.      BASIS OF PREPARATION

(a)    Statement of Compliance

The financial statements of the Company for the year ending March 31, 2012 will be prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), having previously prepared its financial statements in accordance with pre-changeover Canadian Generally Accepted Accounting Principles (“pre-changeover Canadian GAAP”).  These unaudited condensed interim financial statements (“financial statements”) for the three month period ended June 30, 2011 have been prepared in accordance with IAS 34 Interim Financial Reporting, and as they are part of the Company’s first IFRS annual reporting period, IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied.

As these financial statements are the Company’s first financial statements prepared using IFRS, certain disclosures that are required to be included in annual financial statements prepared in accordance with IFRS that were not included in the Company’s most recent annual financial statements prepared in accordance with pre-changeover Canadian GAAP have been included in these financial statements for the comparative annual period.  However, these financial statements do not include all of the information required for full annual financial statements.

These financial statements should be read in conjunction with the Company’s 2010 annual financial statements and the explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company provided in Note 24.

The financial statements were authorized for issue by the Board of Directors on September 28, 2011.

(b)    Basis of Measurement

These condensed interim financial statements have been prepared on a historical cost basis, as modified by the revaluation of available-for-sale financial assets.

The condensed interim financial statements are presented in United States dollars, which is also the Company’s functional currency.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates.  It also requires management to exercise judgment in applying the Company’s accounting policies.  The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

2.      BASIS OF PREPARATION (continued)

(c)    Going Concern of Operations

The Company is currently seeking additional funding to finance its operations and obligations.  Management is considering all possible financing alternatives, including equity financing, debt financing, joint-venture, corporate collaboration and licensing arrangements. However, there can be no assurance that the Company will be successful in its future financing attempts.

The financial statements have been prepared on a going concern basis, which contemplates continuity of normal business activities and the realization of assets and discharge of liabilities in the normal course of business.  The Company has not generated revenues from operations.  As such, the Company’s ability to continue as a going concern depends on its ability to successfully raise additional financing.  If additional capital is not raised, the going concern basis may not be appropriate with the result that the Company may have to realize its assets and extinguish its liabilities other than in the normal course of business, and at amounts different from those stated in the financial information.  No adjustments for such circumstances have been made in the financial information.

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below are expected to be adopted for the year ending March 31, 2012 and have been applied consistently to all periods presented in these financial statements and in preparing the opening IFRS balance sheet at April 1, 2010 for the purposes of transition to IFRS, unless otherwise indicated.

(a)    Principles of consolidation

These interim financial statements include the accounts of the Company and its wholly-owned, integrated subsidiaries, Valcent Products EU Limited and its wholly owned, integrated subsidiary Valcent (EU) Eastern Europe located in Poland and Valcent USA, Inc. and Valcent USA’s wholly-owned, integrated subsidiaries, Valcent Management LLC and Valcent Manufacturing Ltd.  All significant inter-company transactions, balances and unrealized gains on transactions have been eliminated.  Unrealized losses are also eliminated but considered an impairment indicator of the asset transferred.  The accounting policies and year ends of the Company’s subsidiaries are consistent with those applied by the Company.

These financial statements also include the Company’s 50% proportionate share interest of the assets, liabilities, income and expenses of the Vertigro Joint Venture, as described in Note 7.

(b)    Foreign currency transactions

Foreign currency accounts are translated into United States dollars as follows:

Transactions in foreign currencies are initially recorded in the functional currency at the rate ruling at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the income statement.  Foreign exchange gains and losses resulting from the translation of cash, cash equivalents and borrowings denominated in foreign currencies are shown as financing activities on the income statement; all other foreign exchange gains and losses are shown as operating activities.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)    Foreign currency transactions (continued)

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined and the related translated differences are recognized in net income or other comprehensive loss consistent with where the gain or loss on the underlying non-monetary asset or liability has been recognized.

(c)    Segment reporting

A business segment is a Company of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. The directors have determined that the Company operates primarily in one business segment being the research, product development and resale sector. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns which are different from those of segments operating in other economic environments. The directors have determined that the Company operates in three geographical segments: Canada, United States and the United Kingdom.

(d)    Property, plant and equipment

Recognition and Measurement

On initial recognition, property, plant and equipment are valued at cost, being the purchase price and directly attributable cost of acquisition of construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items.  The corresponding liability is recognized within provisions.

Property, plant and equipment are subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land which is not depreciated.  When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Subsequent Costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably.  The carrying amount of the replaced part is derecognized.  The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)    Property, plant and equipment (continued)

Major Maintenance and Repairs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably.  All other repairs and maintenance are charged to the profit or loss during the financial period in which they are incurred.

Gains and Losses

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within administrative expenses in the income statement.

Depreciation

The Company amortizes its leasehold improvements on a straight-line basis over the life of the lease. Other assets are amortized using the straight-line method over 10 years for building, 5 years for equipment, 3 and 1/3 years for computer equipment and 5 years for furniture and fixtures and automobiles.

During the year of acquisition, amortization is 50% of amounts otherwise determinable.

The assets’ depreciation methods, residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

(e)    Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value.  For cash flow statement presentation purposes, cash and cash equivalents includes bank overdrafts.

(f)     Impairment of Non-Financial Assets

Impairment tests on intangible assets with indefinite useful economic lives are undertaken annually at the financial year end.  Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.  Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.  The Company has one cash-generating unit for which impairment testing is performed.  An impairment loss is charged to the profit or loss, except to the extent they reverse gains previously recognized in other comprehensive loss/income.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)    Financial Instruments

Financial Assets

Financial assets within the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held to maturity investments, or available for sale financial assets, as appropriate.  When financial assets are recognized initially, they are measured at fair value, plus, in the case of financial assets not at fair value through profit or loss, directly attributable transaction costs.  The Company determines the classification of its financial assets at initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year end.

Financial Assets at Fair Value through Profit or Loss

Financial assets at fair value through profit or loss includes financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. The Company considers whether a contract contains an embedded derivative when the entity first becomes a party to it. Embedded derivatives are separated from the host contract which is not measured at fair value through profit or loss when the analysis shows that the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract.  Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term.  Derivatives, including separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments or a financial guarantee contract. Gains or losses on financial assets held for trading are recognized in the income statement.

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, do not qualify as trading assets, and have not been designated as either fair value through profit and loss or available for sale. After initial measurement loans and receivables are subsequently measured at amortized cost using the effective interest method less any allowance for impairment.  Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in the income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Available-For-Sale Investments

Non-derivative financial assets not included in the above categories are classified as available-for-sale and comprise principally the Company’s strategic investments in entities not qualifying as subsidiaries or associates.  Available-for-sale investments carried at fair value with changes in fair value are recognized in accumulated other comprehensive loss/income.  Where there is a significant or prolonged decline in the fair value of an available-for-sale financial asset (which constitutes objective evidence of impairment), the full amount of the impairment, including any amount previously recognized in other comprehensive loss/income, is recognized in profit or loss.  If there is no quoted market price in an active market and fair value cannot be readily determined, available-for-sale investments are carried at cost.

Purchases and sales of available-for-sale financial assets are recognized on a trade date basis.  On sale or impairment, the cumulative amount recognized in other comprehensive loss/income is reclassified from accumulated other comprehensive income/loss to profit or loss.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)    Financial Instruments (continued)

Fair Value of Financial Instruments

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s-length transaction.

Fair values of financial instruments traded in active markets are determined based on quoted market prices, where available. Bid prices are used for assets held or liabilities to be issued; asking prices are used for assets to be acquired or liabilities held.

For financial instruments not traded in an active market, fair values are determined based on appropriate valuation techniques. Such techniques may include discounted cash flow analysis, using recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, and other valuation models. The Company applies a hierarchy to classify valuation methods used to measure financial instruments carried at fair value. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•
Level 2: Valuation techniques use significant observable inputs, either directly (i.e., as prices) or indirectly (i.e., derived from prices), or valuations are based on quoted prices for similar instruments; and

•	Level 3: Valuation techniques use significant inputs that are not based on observable market data (unobservable inputs).

An analysis of fair values of financial instruments is provided in Note 19.

Impairment on Financial Assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.  A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

Financial Liabilities

Financial liabilities are classified as other financial liabilities, based on the purpose for which the liability was incurred, and comprise trade payables and accrued liabilities. These liabilities are initially recognized at fair value net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method, which ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carrying in the statement of financial position.  Interest expense in this context includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding.

Trade and other payables represent liabilities for goods and services provided to the Company prior to the end of the period which are unpaid.  Trade payable amounts are unsecured and are usually paid within 90 days of recognition.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)    General Provisions

Provisions are recognized when (a), the Company has a present obligation (legal or constructive) as a result of a  past event, and (b), it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

(i)	Taxation

Income tax expense comprises of current and deferred tax.  Current tax and deferred tax are recognized in net income except to the extent that it relates to a business combination, or items recognized directly in equity or other comprehensive loss/income.

Current tax is the expected tax payable or recoverable on the taxable profit or loss for the year, using rates enacted at the balance sheet date and any adjustments to the tax payable in respect of previous years.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

(j)     Share Capital

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset.  The Company’s common shares, preferred shares, share warrants and options are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)     Share Capital (continued)

Stock-Based Compensation

The Company makes equity-settled stock-based payments to certain Company employees under the terms of its employee stock option scheme. In addition to those granted under the Company’s employee stock option scheme, the Company has granted stock options to some advisers. The fair value of options granted to employees is recognized as an employee expense and to advisers as professional fees, with a corresponding increase in equity by way of a credit to contributed surplus.

The fair value is measured at grant date and expensed on a straight-line basis over the expected vesting period. The fair value of the options granted is measured using a Black-Scholes valuation model, taking into account the terms and conditions upon which the options were granted. The amount recognized as an expense is adjusted to reflect the actual number of stock options that vest or are likely to vest except where non-exercise is only due to the Company’s share price not achieving the threshold for vesting.

Non-market based vesting conditions are taken into account in estimating the number of options likely to vest. The estimate of the number of options likely to vest is reviewed at each balance sheet date up to the vesting date, at which point the estimate is adjusted to reflect the actual options exercised. No adjustment is made after the vesting date even if the options are not exercised.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive loss/income, unless they are related to the issuance of shares.  Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods and services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model.  The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

All equity-settled share based payments are reflected in contributed surplus, until exercised.  Upon exercise, shares are issued from treasury and the amount reflected in contributed surplus is credited to share capital along with any consideration paid.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period.  Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent that the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date.  Any such excess is recognized as an expense.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)   Earnings / loss per share

Basic earnings / loss per share is computed by dividing the net income or loss applicable to common shares of the Company by the weighted average number of common shares outstanding for the relevant period.

Diluted earnings / loss per common share is computed by dividing the net income or loss applicable to common shares of the Company by the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive instruments were converted.

(l)     Standards, amendments and interpretations not yet effective

Certain pronouncements were issued by the IASB or the IFRS interpretations Committee that are mandatory for accounting periods beginning after January 1, 2011 or later periods.

The Company has early adopted the amendments to IFRS 1 which replaces references to a fixed date of ‘1 January 2004’ with ‘the date of transition to IFRSs’.  This eliminates the need for the Company to restate derecognition transactions that occurred before the date of transition to IFRSs.  The amendment is effective for year-ends beginning on or after July 1, 2011, however, the Company has early adopted the amendment.  The impact of the amendment and early adoption is that the Company only applies IAS 39 derecognition requirements to transactions that occurred after the date of transition.

The following new standards, amendments and interpretations that have not been early adopted in these interim financial statements, will or may have an effect on the Company’s future results and financial position:

i)	IFRS 9 Financial Instruments

IFRS 9 Financial Instruments is part of IASB’s wider project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’.  IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets, amortized cost and fair value.  The basis of classification depends on the entity’s business model and the contractual cash flow characteristic of the financial asset.  The standard is effective for annual periods beginning on or after January 1, 2013.  The Company is in the process of evaluating the impact of the new standard on accounting for the available-for-sale investment.

The following new standards, amendments and interpretations that have not been early adopted in these interim financial statements will not have an effect on the Company’s future results and financial position:

i)	IFRS 1: Severe Hyperinflation (Effective for periods beginning on or after July 1, 2011)

ii)	IAS 12: Deferred Tax: Recovery of Underlying Assets (Amendments to IAS 12 (Effective for periods beginning on or after January 1, 2012)

iii)	Amendments to IFRS 9 Financial Instruments (Effective for periods beginning on or after January 1, 2013)

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

4.      CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities.  Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only; or in the period of change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the financial statements within the next financial year are discussed below

(a)	Income Taxes

Significant judgment is required in determining the provision for income taxes.  There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.  The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law.  For matters where it is probable than an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision.  Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized.  However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

(b)	Share-based Payment Transactions

The Company measures the cost of equity settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.  Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant.  This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.  The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 12.

(c)    Valuation of Derivative Instruments

IFRS requires that embedded derivative instruments be bifurcated and assessed, along with free-standing derivative instruments such as warrants and non-employee stock-options to determine whether they should be considered a derivative liability and subject to re-measurement at their fair value.  Warrants with such provisions will no longer be recorded to equity. In estimating the appropriate fair value, the Company uses the most appropriate valuation model.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

5.      CASH AND CASH EQUIVALENTS

Cash at banks and on hand earns interest at floating rates based on daily bank deposit rates.

6.	PROPERTY AND EQUIPMENT

	Land (a)	Building (a)	Equipment	Computer Equipment	Furniture and fixtures	Vehicles	Leasehold improve-ments	Total
COST
Balance, April 1, 2010	$245,485	$648,413	$616,709	$152,149	$84,886	$42,788	$186,828	$1,977,258
Reclassification (a)	(245,485)	(648,413)	-	-	-	-	-	(893,898)
Balance, March 31, 2011	-	-	616,709	152,149	84,886	42,788	186,828	1,083,360
Additions	-	-	682	-	-	-	-	-
Disposals	-	-	-	-	-	(42,788)	-	-
Balance, June 30, 2011	$-	$-	$617,391	$152,149	$84,886	$-	$186,828	$1,410,506
DEPRECIATION
Balance, April 1, 2010	$-	$444,582	$273,656	$132,515	$59,675	$17,266	$51,968	$979,662
Depreciation	-	16,064	113,473	11,318	10,036	8,558	16,822	176,271
Write-offs	-	-	104,006	8,316	15,175	5,214	118,038	250,749
Reclassification (a)	-	(460,646)	-	-	-	-	-	(460,646)
Balance, March 31, 2011	-	-	491,135	152,149	84,886	31,038	186,828	946,036
Depreciation	-	-	15,694	-	-	-	-	-
Disposals	-	-	-	-	-	(31,038)	-	-
Balance, June 30, 2011	$-	$-	$506,829	$152,149	$84,886	$-	$186,828	$946,036
CARRYING AMOUNTS
April 1, 2010	$245,485	$203,831	$343,053	$19,634	$25,210	$25,522	$134,860	$997,596
March 31, 2011	$-	$-	$125,574	$-	$-	$11,750	$-	$137,324
June 30, 2011	$-	$-	$110,562	$-	$-	$-	$-	$110,562

(a)
During the year ended March 31, 2011, the Company decided to sell its property and remaining equipment in El Paso, Texas.  In October 2010, the Company stopped amortizing these assets and classified these assets as assets held for sale. As at June 30, 2011, assets held for sale totaled $433,254 (Land $245,485 and Building $187,769).

During the year ended March 31, 2011, the Company determined that certain equipment used for development of some of its products had no continuing value to the Company and therefore wrote off the amount of $250,749, being the carrying value of those assets to the consolidated statement of comprehensive loss (2010 - $nil). This write-down is included in accumulated amortization as at June 30, 2011.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

7.      PRODUCT LICENSE AND TECHNOLOGY PURCHASE

Effective April 1, 2009, the Company terminated the original License Agreement dated July 29, 2005 and executed a new purchase agreement (the “Purchase Agreement”) to acquire all ownership rights and intellectual property relating to its VertiCrop vertical plant growing technology and Tomorrow Garden Kit technology (the “Technologies”) from a former director and officer of the Company, Pagic and West Peak.

Pursuant to the Purchase Agreement, the Company agreed to pay a total of $2,000,000 and issue 3% of its common shares on conclusion of the purchase agreement.  The $2,000,000 is payable on a cumulative basis as to $65,000 on signing (paid) plus the greater of 3% of the gross monthly product sales less returns from exploitation of the Technologies or $12,000 per month until $2,000,000 has been paid.  The ownership of the Technologies will remain in escrow until fully paid or if the Company defaults in making payments.  The issuance of the 3% of its common shares is payable upon release of the Technologies from escrow to the Company.  The Company may at any time elect to pay out the remaining balance due.  Should the Company default under this agreement the Technologies will revert back to Glen Kertz and Pagic.

On March 8, 2010, an addendum to the Purchase Agreement (“Addendum”) was entered into by parties thereto whereby:

a) the purchase price of technology to be acquired was amended to an aggregate of $3,150,000 (previously $2,000,000) of which certain equipment was permitted to be used by Pagic as an incentive to enter into the Purchase Agreement (“Addendum”).

b) $100,000 was paid to Pagic by the Company at the date of the Addendum;

c) calculated minimum IP payments increased to $18,000 per month from $12,000 per month effective August 1, 2010; and

d) the term to complete the technology purchased was reduced from July 1, 2019 to July 12, 2014.

During the three months ending June 30, 2010, the Company and the Company’s legal counsel performed a comprehensive review of the Purchase Agreement and the Company’s improved Verticrop technology and concluded that it is not using the intellectual property relating to the vertical plant growing technology as was contemplated in the Purchase Agreement and thus terminated the Purchase Agreement on May 17, 2011.

8.	VERTIGRO JOINT VENTURE

On July 7, 2010, the Company and its subsidiary Valcent USA and Global Green Solutions Inc. agreed to the wind-up and dissolution of Vertigro Algae Technologies LLC, a Texas Corporation (VAT), through which they had jointly pursued development of a project to use algae as a source for biofuel feedstock and other products. VAT’s technology license agreement with Pagic LP has been terminated.

The main elements from VAT included in the financial statements are accounts payable of  $44,029 (March 31, 2011 - $44,029) and expenses of $nil (March 31, 2011 - $nil).  There were no assets in VAT as at June 30, 2011 and March 31, 2011.

During the year ended March 31, 2010, the Company had a receivable due from Global Green in the amount of $657,641. The Company wrote off this receivable as at March 31, 2010 due to collection uncertainty. During the year ending March 31, 2011 the Company recovered $4,100 of this receivable and has included this amount against other bad debts as a recovery in the consolidated statement of comprehensive loss.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

9.	INVENTORIES

At June 30, 2011, the Company had no inventory (March 31, 2011 - $nil).  Inventories in prior years consisting of product relating to the Company’s Tomorrow Garden project were impaired to its net realizable value pursuant to initiatives in process to terminate and sell this product line.

10.   PROMISSORY NOTES PAYABLE

Promissory notes payable consisted of the following due to third party lenders:

	June 30, 2011	March 31, 2011	April 1, 2010
8% and 10% simple interest, unsecured, due on demand (a)	$568,949	$558,212	$983,461
8% simple interest, unsecured, due February 15, 2012 (Note (b) and 11(b))	--	-	50,376
	$568,949	$558,212	$1,033,837

(a)
The demand notes are due to related parties who are beneficial owners of more than 5% of the Company’s common shares, a director and officer of the Company and a former director and officer of the Company. Total interest accrued during the three months ended June 30, 2011 is $13,737 (2010 - $26,049).

(b)
On February 16, 2010, the Company issued to a third party, an unsecured promissory note bearing interest at the rate of 8% per annum whose terms changed on May 15, 2010 to an unsecured convertible note with a term to February 15, 2012 bearing interest at 8% per annum.  Both interest and principal could be converted at the option of the lender at any time after May 15, 2010 at $0.20 per unit, with each unit consisting of one common share and one share purchase warrant exercisable at $0.40 per share for a two-year term from the date of conversion. During the three months ended June 30, 2011, the Company accrued $1,000 (Year ended March 31, 2011 - $4,520) in interest on the principal balance of promissory note.

11.   CONVERTIBLE NOTES

Date of Issue	Balance, April 1, 2011	Issued principal and transfers	Equity portion	Derivative liability portion, net	Accretion interest or penalty	Conversion/ repayments	Balance, June 30, 2011
Feb 2010 (b)	$51,698	$-	$-	$-	$1,793	$-	$53,491
	$51,698	$-	$-	$-	$1,793	$-	$53,491

Date of Issue	Balance, April 1, 2010	Issued principal and transfers	Equity portion	Derivative liability portion, net	Accretion interest or penalty	Conversion/ repayments	Balance, March 31, 2011
Dec 2009 (a)	$1,938,305	$10,000	$-	$(567,000)	$286,083	$(1,667,388)	$-
Feb 2010 (b)	-	51,020	(5,496)	-	6,174	-	51,698
	$1,938,305	$61,020	$(3,469)	$(567,000)	$292,257	$(1,667,388)	$51,698

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

11.   CONVERTIBLE NOTES (continued)

(a)	$2,168,000 July 2008 Convertible Note

On July 21, 2008, the Company closed a financing of zero coupon, 12% interest, and senior secured convertible promissory notes in the amount of $2,428,160 with an aggregate purchase price of $2,168,000 with four investors, one of which was the Company’s Chief Financial Officer. The debt is convertible into common shares at the lesser of $9.18 per share (unless the conversion price has been adjusted pursuant to further contract covenants) and 70% of the average of the five lowest closing bid prices for the ten preceding trading days. The Company issued each purchaser in the private placement two warrants - one warrant redeemable by the Company and the other non-redeemable. The non-redeemable warrants are exercisable at $9.90 and permit the holder to purchase 264,506 common shares. The redeemable warrants are exercisable at $13.50 and permit the holder to purchase 132,253 common shares. Further, the Company issued 24,401 non-redeemable warrants, 12,201 redeemable warrants and $160,000 in cash as transaction costs. The warrants carry a term of five years from the date of closing of the financing. The redeemable warrants may be redeemed by the Company at a price of $0.18 per warrant only if certain conditions have been satisfied including the Company’s common shares having closed at $27.00 per share or greater for a period of 20 consecutive trading days and the warrant holder being able to resell the shares acquired upon exercise through a resale registration statement or under Rule 144 of the United States Securities Act.

Effective March 27, 2009, the Company settled these notes by:

•
Settlement of the prepayment penalty, original issuer discounts and interest portions of the convertible note including $524,884 in prepayment penalty, $260,160 in original issuer discounts, and $371,771 in interest which includes the interest payable on the new note through December 31, 2009 for an aggregate settlement of $1,156,815 and agreed to issue 2,892,036 common shares that were restricted from trading and pooled until January 1, 2010;

•	Repayment of $400,000 to subscribers (cash paid May 11, 2009); and
•	Conversion of $250,000 face value of the original note into 312,500 common shares of the Company.
•	Recorded a loss on settlement of debt of $885,292 due to a modification of the original debt terms.

The terms of the remaining $1,323,000 convertible promissory notes include the following:

•
If the promissory note was not settled by December 31, 2009, the note would be in default at the default rate of interest rate of 18%, be due on demand and the original conversion feature of the instrument would be reinstated. The debt was not settled by December 31, 2009, and was thus in default.

•
If prior to March 31, 2010, the Company issues common shares at a price less than the valuation of the shares issued to each note holder, the Company will issue to each note holder additional common shares based on the lower valuation.

The convertible debenture was assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristics of a financial liability or equity. While the conversion feature represents an equity component, management has assessed that because the

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

11.   CONVERTIBLE NOTES (continued)

(a)	$2,168,000 July 2008 Convertible Note (continued)

conversion feature can be settled with a variable number of shares and that settlement predicated on a variable number of instruments triggers liability accounting, the conversion feature has been recorded as a liability as at December 31, 2009 when the conversion feature was reinstated. The value of the liability to be recorded is based on the premium of the fair value of the shares to be delivered in the event of a conversion over the fair value of the underlying face value of the debt. On December 31, 2009, the convertible note of $1,968,930 included an embedded derivative liability in the amount of $567,000 as at March 31, 2010 with charge to interest, accretion and fees in the statement of comprehensive loss.

During the year ended March 31, 2010, $10,000 was converted into 21,704 common shares of the Company which were returned to the Company year ended March 31, 2011.

There were no transactions costs to be allocated between the embedded derivative and debt host contract.

On May 31, 2010, a third party purchased from the existing convertible note holders, $634,756 of the convertible notes and $65,244 in accrued interest for aggregate proceeds of $700,000.

The third party and the Company agreed the $700,000 promissory note could be converted at a conversion rate of $0.20 per common share.

On June 15, 2010, the Company issued 3,500,000 common shares at a market rate of $0.20 per common share.

In return for finding the third party and arranging the conversion of the $700,000 debt acquired by        the third party at $0.20, an aggregate of 875,000 warrants exercisable at $0.30 were issued to a third party exercisable until May 31, 2012 as a finder fee. The Company applied the fair value method using Black-Scholes option pricing model in accounting for warrants utilizing risk-free interest rate – 1.43%; expected life – 2 years ; expected volatility – 100%; and expected dividends – nil. The Company included the value of finders’ warrants issued, $67,529, as a charge to interest, accretion and fees in the consolidated statement of comprehensive loss for the year ended March 31, 2011 (Note 12(e)(v)).

On September 15, 2010, the Company issued 500,000 shares on a prorated ownership basis to the original convertible note holders as a penalty to extend the maturity term of these notes until December 31, 2010 and to increase the rate of default interest from 18% to 30%. The fair value shares were valued at $0.12, being the fair value of the shares on the date of transaction and $60,000 was charged to interest, accretion and fees in consolidated statement of comprehensive loss.

On December 31, 2010, the Company agreed to pay the original convertible note holders a penalty for delays in negotiating the final repayment of the fully matured outstanding principal and interest in the amount of $104,653. This amount was charged to interest, accretion and fees in the consolidated statement of comprehensive loss.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

11.   CONVERTIBLE NOTES (continued)

(a)	$2,168,000 July 2008 Convertible Note (continued)

On February 17, 2011, the Company repaid in full the original convertible note holders including principal in the amount of $688,244 and interest and penalties accrued during the year ended March 31, 2011 in the amount of $246,522 for a total repayment of $934,766. As a result of this repayment, the original convertible note holders had not further claims over the assets of the Company.

As part of the original debt agreement, the original convertible noteholders’ warrants were subject to a reset provision in the event the Company closed an equity offering at a price lower than the original exercise price on the warrants. Under the reset provision, the noteholders had a right to the issuance of 29,360,166 additional warrants at an exercise price of $0.15 expiring under the original July 2013 expiry date. The Company and the convertible note holders agreed to remove the reset provision on the warrants and amend the issuance of warrants to be limited to 4,047,686 warrants for a two-year period ending January 14, 2013. The fair value of the additional warrants of $445,650 was included in the final determination of the loss of settlement of debt in the consolidated statement of comprehensive loss (Note 12(e)(iii)).

The de-recognition of the derivative liability component in connection with this convertible note was charged to gain on settlement of debt in the consolidated statement of operations.

The following are continuity schedules for the convertible debt and related derivative liability and further details of gain on settlement of debt associated with the final settlement:

Convertible Note

Balance, March 31, 2010 (interest and principal)	$1,371,305
Fair value of returned common shares	10,000
June 15, 2010, partial settlement	(700,000)
Accrued interest and settlement penalty fees	286,083
Interest paid by issuance of 135,925 shares	(32,622)
February 2011, final settlement	(934,766)
Balance, March 31, 2011	$-

Derivative Liability

Balance, March 31, 2010	$567,000

De-recognition during the year	(567,000)
Balance, March 31, 2011	$-

Gain on Settlement of Debt

De-recognition of derivative liability	$(567,000)
Fair value of additional warrants issued (Note 8(e)(iii))	445,650
Gain on settlement of debt, year ended March 31, 2011	$(121,350)

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

11.   CONVERTIBLE NOTES (continued)

(b)	$50,000 February 2010 Convertible Note

On February 16, 2010, the Company issued to a third party an unsecured promissory note bearing interest at the rate of 8% per annum whose terms changed on May 15, 2010 to an unsecured convertible note with a term to February 15, 2012 bearing interest at 8% per annum.  Both interest and principal may be converted at the option of the lender at any time after May 15, 2010 at $0.20 per unit, with each unit consisting of one common share and one share purchase warrant exercisable at $0.40 per share for a two-year term from the date of conversion. The convertible debenture was assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristics of a financial liability or equity. Since the conversion feature is settled with a fixed number of common shares, the conversion feature has been recorded as an equity component.

The Company used the residual method to allocate a value of $5,496 to the equity component of the convertible note. The fair value of the debt component was determined using an implied market interest rate of 15% which the Company believes is a comparable rate for similar debt without the conversion feature. The equity component is accreted over the life of the note up to $51,020 principal amount using the effective interest rate method.

12.   SHARE CAPITAL AND RESERVES

(a)	Authorized:

Unlimited number of common shares without par value
Unlimited number of preferred shares without par value – none issued

(b)	Issued and outstanding:

The common share issuances consisted of the following transactions:

	Number of Shares	Amount	Contributed Surplus
Balance, as at April 1, 2010	52,175,329	$39,011,557	$5,023,657
Private placement, net of share issue cost	10,192,365	1,415,558	-
Issued for settlement of debt	15,636,656	2,345,498	-
Issued for investor relations services	600,000	144,000	-
Issued for consulting services	500,000	120,000	-
Issued as payment of interest	135,925	32,622	-
Issued for extension on convertible notes (Note 11(a))	500,000	60,000
Conversion of convertible notes (Note 11(a))	3,500,000	700,000	-
Return of shares to treasury	(21,704)	(10,000)
Fair value of warrants issued (e)	-	-	513,179
Fair value of options (i)	-	-	752,462
For contributed services (c)	-	-	126,000
Stock-based compensation (d)	-	-	215,510
Warrant modification	-	(46,618)	138,462
Balance, as at March 31, 2011	83,218,571	$43,808,617	$6,769,270

Private placement, net of share issue cost	1,036,263	155,439	-
Stock-based compensation	-	-	(318,490)

Balance, as at June 30, 2011	83,218,571	$43,964,056	$6,450,780

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

2.      SHARE CAPITAL AND RESERVES (continued)

(c)	Issued and outstanding: (continued)

During the three months ended June 30, 2011, the Company closed a private placement tranche and issued 1,036,263 units at a price of $0.15 per unit for gross proceeds of $155,889. Each unit consists of one common share and one half of one warrant. One whole warrant is exercisable into one common share at $0.25. The common shares were subject to a six month lock up agreement from the date of issue. No value has been attributed to the warrants as the share price at the two closing dates was either equal to or less than unit price.  Pursuant to the PP Agreement (Note (b)(i)), the Company had an additional commitment to issue 675,824 common shares for a total of 7,323,018 common shares.  The shares were valued at $54,066 based on the market price of the shares at the time the shares were earned and charged to stock-based compensation.

During the year ending March 31, 2011, the Company:

(i)
Entered into a Private Placement Agreement (“PP Agreement”) on December 14, 2010 with a third party and a related party. The PP Agreement included a commitment to the Company along with provisions for the new management group to further the development and marketability of the Verticrop™ vertical plant technology and for the third party to raise funds. In return for these services, the parties could earn up to 10,000,000 common shares of the Company based on a calculation of total dollars raised over $2,300,000 times 10,000,000.  The PP Agreement was later amended, whereby the first 7,000,000 shares earned would be allocated to the new management group as an incentive for them to join the Company. As at March 31, 2011, the Company had a commitment to issue 6,647,195 common shares. The shares were valued at $1,308,569 based on the market price of the shares at the time the shares were earned and charged to stock–based compensation.

In addition under this PP Agreement the management group and the third party could earn up to 10,000,000 options at an exercise price of $0.15 and an expiry of five years from grant date based on the same formula used for the common shares. As March 31, 2011, the parties were entitled to receive based on completed performance 6,647,195 options. These options have been measured at March 31, 2011 by applying the fair value method using Black-Scholes option pricing model in accounting for options utilizing risk-free interest rate – 2.77%; expected life – 5 years ; expected volatility – 100%; exercise price  - $0.15; share price - $0.15 and expected dividends – nil. The Company included the value of the options earned but not granted of, $752,462, as a charge to stock-based compensation in the consolidated statement of comprehensive loss.

These options will continue to be re-measured until the grant and terms have been approved by the Board.   On June 30, 2011, these options were re-measured by applying the fair value method using Black-Scholes option pricing model in accounting for options utilizing risk-free interest rate – 2.77%; expected life – 5 years ; expected volatility – 100%; exercise price  - $0.15; share price - $0.09 and expected dividends – nil. The Company included the difference in the initial value of the options earned but not granted of, $359,653, as a credit to stock-based compensation in the statement of comprehensive loss.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

12.   SHARE CAPITAL AND RESERVES (continued)

(b)    Issued and outstanding: (continued)

(ii)
Closed private placements in two tranches and issued 10,192,365 units at a price of $0.15 per unit for gross proceeds of $1,528,855. Each unit consists of one common share and one half of one warrant. Each warrant is exercisable into one common share at $0.25. The common shares were subject to a six month lock up agreement from the date of issue.  No value has been attributed to the warrants as the share price at the two closing dates was either equal to or less than unit price. Total share issuance costs connected with the private placement was $77,297 and includes $72,500 as a finder’s fee and $4,797 as legal fees.

As at March 31, 2011, the Company had not collected $68,000 in respect to share subscriptions for this private placement and was recorded in receivables. During the three months ended June 30, 2011, these funds were collected. This is a non-cash transaction in the consolidated statement of cash flows.

(iii)
During the year ending March 31, 2011, the Company entered into a series of debt settlement agreements whereby it agreed to issue common shares in settlement of certain promissory notes, accounts payable and related party amounts owing. An aggregate of $2,345,498 representing these balances was settled in exchange for 15,636,656 units at $0.15 per unit, being the fair value of the shares at the date of the settlement (Note 11). Each unit consists of one common share and one half of one warrant. One whole warrant is exercisable into one common share at $0.25.  The common shares were subject to a six month lock up agreement.  No value has been attributed to the warrants as the share price at the debt settlement date was equal to the settlement price.

(iv)          Issued the following common shares for investor relations services:

•	500,000 common shares at an aggregate fair value of $120,000 being the fair value of shares on the date of issuance.
•	50,000 common shares for services rendered under a public relations agreement at a fair value of $12,000 being the fair value of shares on the date of issuance; and
•	50,000 common shares for services rendered under a design services contract at a fair value of $12,000 being the fair value of shares on the date of issuance.

(v)           Issued the following common shares for consulting services in respect of product development:

•	500,000 common shares at an aggregate fair value of $120,000 being the fair value of shares on the date of issuance;

(vi)          For Contributed Services:

At March 31, 2010, commitment to issue shares includes 300,000 common shares issuable to an officer and director of the Company for product development services performed during the year ended March 31, 2010. The 300,000 common shares were issued at $0.42 per share, which is equivalent to the quoted market price as at the performance completion date of March 31, 2010 for an aggregate fair value of $126,000. During the year ended March 31, 2011, the Company and the officer and director determined that the shares would be replaced by stock options once the stock option plan is approved. The $126,000 was removed from commitment to issue shares and charged to contributed surplus.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

12.   SHARE CAPITAL AND RESERVES (continued)

(c)	Commitment to Issue Shares

At June 30, 2011 and March 30, 2011, commitment to issue common shares (or units, where indicated) included the following:

		As at June 30, 2011			As at March 31, 2011
In connection with:	Note	Number	Amount		Number	Amount
Financial consulting agreement for investor relations	18	300,000	$51,750	*	300,000	$51,750	*
Consulting agreement for internet and marketing	18	200,000	26,500	*	150,000	22,000	*
Private placement agreement for management services	12(b)	7,323,018	1,362,635	*	6,647,195	1,308,569	*
Private placement at $0.15		500,000	50,000	†	140,000	21,000	†
Private placement	12(b)	172,100	25,815		-	-
		8,495,118	$1,516,700		8,847,924	$1,403,819

* Aggregate value of these common shares was calculated by using the closing share price on the date the share commitment was earned.

† Value of these units is calculated using the closing share price on the date the shares were to be issued.

(d)	Stock options

The Company has a stock option plan (“Plan”) that allows for stock options to be issued to employees, directors, officers and consultants on both a qualified and non-qualified basis. The aggregate number of common shares as to which options and bonuses may be granted from time to time under the Plan shall not exceed 20% of the Company’s issued and outstanding number of common shares and the number of common shares as to which options and bonuses may be granted under the US incentive portion of the Plan shall not exceed 17% of the Company’s issued and outstanding common shares. The Company’s Plan provides that the terms of the options and the option prices shall be fixed by the board of directors or committee and subject to the requirements of the exchange on which the Company’s common shares are traded or any other governing regulatory body, at the time of grant. Options granted shall expire after a period of eight years or terminate three months after the recipient ceases to be an employee of the Company.

The following summarizes stock option activity for the period from April 1, 2010 to June 30, 2011.

	Three months ended June 30, 2011		Year ended March 31, 2011
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance, beginning of period	8,697,195	$0.23	100,000	$0.30
Options granted	-	-	2,050,000	$0.23
Options committed but not granted	675,824	$0.15	6,647,195	$0.15
Options forfeited	-	-	(100,000)	$0.30
Balance, end of period	9,373,019	$0.17	8,697,195	$0.17

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

12.   SHARE CAPITAL AND RESERVES (continued)

(d)	Stock options (continued)

The following table summarizes information about stock options outstanding and exercisable as at June 30, 2011:

	Options Outstanding			Options Exercisable
Expiry:	Exercise price	Number of options	Weighted average remaining contractual life (years)	Exercise price	Number of options	Weighted average remaining contractual life (years)
June 1, 2018	$0.25	1,500,000		$0.25	1,500,000
July 31, 2018	$0.25	250,000		$0.25	250,000
November 30, 2018	$0.10	300,000		$0.10	300,000

		2,050,000	7.0		2,050,000	7.0

During the three months ended June 30, 2011, the Company committed to issuing 675,824 stock options (2010 - nil) and granted no options (2010 – 1,500,000) to officers, employees, directors and other eligible persons.  As a result of this commitment to issue options (grant in 2010), during the three months ended June 30, 2011, the Company recorded stock-based compensation of $41,163 (2010 - $113,424). The weighted average fair value of stock options granted and committed of $0.06 (2010 - $0.14) per option was estimated using the Black-Scholes option pricing model with the following assumptions:

	Three months ended June 30,
	2011	2010
Risk-free interest rate	2.00%	1.98%
Expected life	5 years	5 years
Expected volatility	100%	100%
Expected dividend per store	$nil	$nil

(e)	Warrants

Each of the Company’s share purchase warrants is exercisable into one common share. The following summarizes warrants activity for the period from April 1, 2010 to June 30, 2011:

	Number of warrants	Weighted average exercise price
Balance, April 1, 2010	8,813,200	$0.63
Warrants issued	20,509,092	$0.22
Warrants forfeited	(90,354)	$13.50
Balance, March 31, 2011	29,231,938	$0.30
Warrants issued	518,132	$0.25
Balance, June 30, 2011	29,750,070	$0.30

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

12.   SHARE CAPITAL AND RESERVES (continued)

(e)	Warrants (continued)

As at June 30, 2011, the following share purchase warrants were outstanding:

Expiry Date	Note	Exercise Price	Number of Warrants
July 17, 2011	(i)(ii)	$0.45	5,434,521
July 17, 2011	(ii)	$0.60	458,139
October 26, 2011		$0.60	753,492
October 27, 2011		$0.60	535,000
November 18, 2011		$0.60	100,000
December 2, 2011		$0.60	712,500
December 30, 2011		$0.60	87,500
February 16, 2012		$0.60	208,333
May 31, 2012	(v)	$0.30	875,000
January 14, 2013	(iii)	$0.15	4,444,444
February 18, 2013		$0.25	4,776,183
March 31, 2013		$0.25	320,000
April 1, 2013		$0.25	7,818,328
June 14, 2013		$0.25	518,132
July 16, 2013	(iv)	$0.15	2,708,498
Total			29,750,070

(i)
On July 17, 2010, the Company amended the terms of these warrants issued previously as part of a private placement.  The original expiration date of July 17, 2010 was extended to July 17, 2011. The Company applies the fair value method using Black-Scholes option pricing model in accounting for warrants utilizing risk-free interest rate – 1.6%; expected life – 1 year ; expected volatility – 100%; and expected dividends – nil. The warrant extensions resulted in additional compensation expense of $91,843 which was charged to stock-based compensation as the holder of these warrants is a significant shareholder of the Company, with a corresponding credit to contributed surplus.  These warrants have expired unexercised.

(ii)	Subsequent to June 30, 2011, 5,892,660 warrants expired un-exercised.

(iii)
As part of the final negotiation with the July 2009 convertible note holders the Company agreed to issue an additional 4,047,686 warrants at $0.15 for a two-year period ending January 14, 2013 and to reset the exercise price of the current outstanding 396,758 warrants from $0.40 to $0.15, resulting in a total of 4,444,444 warrants outstanding. The Company applies the fair value method using Black-Scholes option pricing model in accounting for warrants utilizing risk-free interest rate – 2.95%; expected life – 3 years ; expected volatility – 100%; and expected dividends – nil. The issuance of the new warrants resulted in $445,650 charge to loss on settlement of debt with a corresponding credit to contributed surplus. As for the price reduction the Company recorded a warrant modification of $46,619. (Note 7(a))

(iv)
On February 18, 2011, the Company issued units of securities at $0.15 causing an increase of certain warrants to an agent from 36,601 to 2,708,497 warrants and a reset in the exercise price of the currently held 36,601 warrants from $0.40 to $0.15.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

12.   SHARE CAPITAL AND RESERVES (continued)

(e)	Warrants (continued)

(v)
875,000 warrants exercisable at $0.30 were issued to a third party exercisable until May 31, 2012 as a fee for arranging a finance transaction. The Company applies the fair value method using Black-Scholes option pricing model in accounting for warrants utilizing risk-free interest rate – 1.43%; expected life – 2 years ; expected volatility – 100%; and expected dividends – nil. The Company included the value of finders’ warrants issued, $67,529, as a charge to interest, accretion and fees in the consolidated statement of comprehensive loss for the year ended March 31, 2011.

(vi)
On July 17, 2009, the Company issued units of securities causing the contracted decrease in exercise prices of these warrants to US $0.40 from 288,907 warrants at $9.90 and 144,454 warrants at $12.60. The weighted average fair value of these warrants was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate – 1.98%; expected life – 4.0 years ; expected volatility – 100%; and expected dividends – nil.  The Company recorded warrant modification of $130,171 for the year ended March 31, 2011.

(vii)
On July 15, 2008, the Company amended the terms of certain warrants issued previously as part of various private placements. 77,444 warrants exercisable at US$7.20 to US$18.00 per share expiring in July 2008 were extended to April 9, 2009 and 159,573 warrants expiring in July and August 2008 were extended to December 31, 2008.  The Company applies the fair value method using Black-Scholes option pricing model in accounting for warrants utilizing a risk free interest rate of 1.8% and expected volatility of 64%.  The warrant extensions resulted in additional compensation expense of $157,530 for the year ended March 31, 2011 which was charged to expenses with a corresponding credit to contributed surplus. These warrants have expired unexercised.

(f)	Nature and Purpose of Equity and Reserves

The reserves recorded in equity on the Company’s balance sheet include ‘Contributed Surplus’, ‘Accumulated Other Comprehensive Loss/Income’ and ‘Accumulated Deficit’.

‘Contributed Surplus’ is used to recognize the value of stock option grants and share warrants prior to exercise.

‘Accumulated Other Comprehensive Loss/Income’ includes available-for-sale reserve.  This reserve is used to recognize fair value changes in available-for-sale investments.

‘Accumulated Deficit’ is used to record the Company’s change in deficit from earnings from period to period.

13.   PRODUCT DEVELOPMENT COSTS

As the Company is in the development stage, discontinued product sales and test sales are credited to development costs.  During the three months ended June 30, 2011, the Company had discontinued product sales of $nil (2010 - $6,302) related to Tomorrow Garden products.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

14.   GENERAL AND ADMINISTRATIVE COSTS
	Three months ended June 30,
	2011	2010
Investor relations	$6,933	$255,232
Advertising and media development	8,132	2,965
Professional fees	35,378	59,980
Office and miscellaneous	33,316	36,679
Travel	7,017	56,818
Amortization	8,954	56,589
Rent	21,047	22,257
Filing and transfer agent fees	103	3,119
Stock-based compensation (Note 12)	(264,424)	113,424
	$(143,544)	$607,063

15.   INTEREST AND FINANCING COSTS
	Three months ended June 30,
	2011	2010
Debt interest	$14,902	$77,540
Accretion	793	-
	$15,695	$77,540

16.   NON-OPERATING EXPENSES
	Three months ended June 30,
	2011	2010
Foreign exchange loss (gain)	$(10,500)	$(52,422)
Write-off (recovery) of receivable	-	(4,001)
Change in fair value of derivative liability loss (gain) (Note 12(e)(iv))	(113,270)	401,440
Loss (gain) on conversion of convertible notes	-	(526,391)
	$(123,770)	$(181,374)

17.   RELATED PARTY TRANSACTIONS

During the three months ended June 30, 2011 and 2010, the Company incurred the following expenditures charged by directors and officers of the Company, former directors and officers of the Company, companies they owned or were significant shareholders of, and/or beneficial owners of more than 5% of the Company’s common shares:

	Three months ended June 30,
	2011	2010
Product development	$2,048	$42,344
Interest and accretion	9,623	32,164
Rent	-	4,591
	$11,671	$79,099

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

17.   RELATED PARTY TRANSACTIONS (continued)

The related party transactions are in the ordinary course of business and are measured at the exchange amount which is the amount agreed upon by the transacting parties.

At June 30, 2011 and 2010, due to related parties was comprised of amounts owing to directors and officers of the Company, former directors and officers of the Company, companies they owned or were significant shareholders of, and/or beneficial owners of more than 5% of the Company’s common shares. The amounts owing were non-interest bearing and had no specific terms of repayment.

At June 30, 2011, promissory notes payable of $568,949 (June 30, 2010 - $1,341,595) included in the total amount of the promissory notes owing are due to related parties who are beneficial owners of more than 5% of the Company’s common shares and a former director and officer of the Company (Note 10).

The Company has made payments to a company owned by former directors and officers of the Company pursuant to the Product License for the three months ended June 30, 2011 and 2010 (Note 7).

Key Management Compensation

Key management personnel compensation comprised:
	Three months ended June 30,
	2011	2010
Salaries and short-term employee benefits	$155,000	$24,465
Share-based payments	28,224	-
	$183,224	$24,465

18.   COMMITMENTS

Commitments not disclosed elsewhere in these financial statements are as follows:

The Company leases office and development space in Launceston, Cornwall, UK under a ten-year lease ending on November 15, 2017 at a quarterly cost of $20,331 (GB£12,550). The Company also entered into public relations and consulting agreements in the year that extended beyond the three months ended June 30, 2011.

The Company entered into an agreement with a non-related party for investor relations services for a one year term, CDN $3,000 a month and 300,000 common shares which were earned but not issued as at June 30, 2011. The agreement can be cancelled with a 30 day notification.

The Company entered into an agreement with a non-related party for internet marketing services for a one year term, CDN $1,500 a month and 50,000 common shares every quarter until June 2011. The agreement can be cancelled with a 30 day notification. During the three months ended June 30, 2011, the remaining 50,000 common shares were earned but not issued as at June 30, 2011.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

18.   COMMITMENTS (continued)

The combined commitments as at June 30, 2011 are as follows:
	Shares	Amount
2012	-	$65,108
2013	-	80,481
2014	-	80,481
2015	-	80,481
Thereafter	-	118,206
	-	$424,757

The Company, in the normal course of its business, is subject to legal proceedings brought against it and its subsidiaries. For legal and other contingencies, if the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. Subsequent to year end, Management became aware of a legal claim against the company for property damage and contract default in the amount of approximately $155,000 plus related costs. The Management is assessing the validity of the claim and has not yet engaged its legal counsel for comment. Based on information currently available the Company has recorded the $26,766 of the claim as a liability as at June 30, 2011.

19.   FINANCIAL INSTRUMENTS

The Company has designated its cash and cash equivalents as held-for-trading, which is measured at fair value. Receivables are designated as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities, promissory notes payable, due to related parties and convertible notes are designated as other financial liabilities, which are measured at amortized cost.  Derivative instruments are recorded on the balance sheet at fair value and changes in fair value are recorded in the statement of comprehensive loss. The fair value of these financial instruments approximates their carrying value due to their short-term maturity.

(a)	Fair Value of Financial Instruments

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Refer to Note 3(g) for an explanation of the fair value hierarchy applied.

June 30, 2011	Level 1	Level 2	Level 3	Total
Financial liabilities measured at fair value
Derivative liability	$-	$62,330	$-	$62,330
	$-	$62,330	$-	$62,330

March 31, 2011	Level 1	Level 2	Level 3	Total
Financial liabilities measured at fair value
Derivative liability	$-	$175,600	$-	$175,600
	$-	$175,600	$-	$175,600

There are no assets or liabilities transferred from one level to another in the hierarchy during the three months ended June 30, 2011.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

19.   FINANCIAL INSTRUMENTS (continued)

(a)	Fair Value of Financial Instruments (continued)

The Company’s embedded derivative liability, included within convertible notes (Note 10) is classified within Level 2 of the fair value hierarchy as it is determined using the difference between face value of the principle and the conversion premium, which uses readily observable market inputs.

The conversion feature was separated from the host contract and accounted for as a derivative instrument.  The derivative conversion option was valued using a binomial lattice model taking into account underlying unit factors such as conversion price, volatility, risk-free rates, the Company’s credit adjusted rates and dividend yield.  On conversion of the debentures the liability amount was allocated to derivative liability.

In assessing the fair value of other financial instruments, the Company uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date.  The face values less any estimated credit adjustments for financial assets and financial liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Company for similar financial instruments.

20.   SUPPLEMENTAL CASH FLOW INFORMATION

(a)	Changes in non-cash working capital
	Three months ended June 30,
	2011	2010
Receivables	$61,415	$(5,929)
Prepaids	86	11,847
Inventory	-	(498)
Due to related parties	(9,116)	-
Accounts payable	51,397	89,254
	$103,782	$94,674

(b)	Supplemental cash flow information
	Three months ended June 30,
	2011	2010
Shares issued on settlement of debt	$3,000	$10,055
Interest paid	$-	$3,013
Fair value of agent’s warrants on share issuance	$-	$21,333
Fair value of warrants extension and derivative liability	$-	$129,044

21.   SEGMENTED INFORMATION

The Company operates in one industry segment being the research, product development and resale sectors. The Company’s segment comprises of three geographic locations with no revenue during all years reported of $nil.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

21.   SEGMENTED INFORMATION (continued)

	June 30, 2011	March 31, 2011
Property and equipment
United States	$-	$-
United Kingdom	110,562	137,324
Canada	-	-
	$110,562	$137,254

	June 30, 2011	March 31, 2011
Assets held for sale
United States	$433,254	$433,254
United Kingdom	-	-
Canada	-	-
	$433,254	$433,254

22.   GAIN (LOSS) PER SHARE

The calculation of basic and diluted loss per share for the three months ended June 30, 2011 was based on the following:
	June 30,
	2011	2010
Gain (loss) attributable to common shareholders	$0.00	$(0.02)
Weighted average number of common shares outstanding	83,259,386	53,051,142

23.   SUBSEQUENT EVENTS

•
On July 14, 2011, the Company entered into a Letter of Understanding with Chris Bradford, the Chairman of the Board and Managing Director of Valcent Products (EU) Ltd. where certain terms of payment were discussed depending of the timing of Mr. Bradford’s departure from the Company. In the meantime starting in July 2011, Mr. Bradford will receive a monthly director’s fee in the amount of $8,015 until one month notice or payment in lieu of notice is given. He will also receive 1,000,000 common shares or options in the Company which are to be clarified at a later date based on certain performance measures. Other terms and conditions will be negotiated at the time of his departure.

•
On July 14, 2011, the Company issued a secured promissory note in the amount of $700,000 accruing interest at 18% per annum with a conversion feature connected to any accrued interest. The note matures on July 14, 2012 but the principal and accrued interest is due on demand with any accrued interest, at the option of the lender, may be converted into units at a price per unit of $0.10. Each unit consists of one common share and one half of one warrant. One whole warrant is exercisable into one common share at $0.15 for a two year period. The note is secured by a lien on, and a security interest in, certain real property located in El Paso Texas owned by a wholly owned subsidiary of the Company. The Company may repay the note at any time without penalty.

•
On August 10, 2011, the Company received a Cease Trade Order from the British Columbia Securities Commission for failure to file its comparative annual financial statement for the fiscal year end March 31, 2011, its Management Discussion and Analysis for the period ended March 31, 2011 and its Annual Information Form for the same period. The order will be lifted upon filing the required information and an Executive Director’s order revoking the cease trade order.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

24.   FIRST TIME ADOPTION OF IFRS

The Company’s financial statements for the year ending March 31, 2012 are the first annual financial statements that will be prepared in accordance with IFRS.  IFRS 1, First Time Adoption of International Financial Reporting Standards, requires that comparative financial information be provided.  As a result, the first date at which the Company has applied IFRS was April 1, 2010 (the “Transition Date”).  IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which for the Company will be March 31, 2012.  However, it also provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adoption.  Prior to transition to IFRS, the Company prepared its financial statements in accordance with pre-changeover Canadian generally accepted accounting principles (“pre-changeover Canadian GAAP”). In preparing opening IFRS financial statements, the Company has adjusted amounts reported previously in the financial statements prepared in accordance with pre-changeover Canadian GAAP.

Optional Exemptions

The IFRS 1 applicable exemptions and exceptions applied in the conversion from pre-changeover Canadian GAAP to IFRS are as follows:

Business Combinations
The Company elected not to retrospectively apply IFRS 3, Business Combinations, to any business combinations that may have occurred prior to its Transition Date and such business combinations have not been restated.

Share-based Payment Transactions
The Company has elected not to retrospectively separate the liability and equity components of compound instruments for which the liability component is no longer outstanding at the date of transition to IFRS.

Mandatory Exceptions

Derecognition of Financial Assets and Liabilities
The Company has applied the derecognition requirements in IAS 39, Financial Instruments: Recognition and Measurement, prospectively from the Transition Date.  As a result any non-derivative financial assets or non-derivative financial liabilities derecognized prior to the Transition Date in accordance with pre-changeover Canadian GAAP have not been reviewed for compliance with IAS 39.

Estimates
The estimates previously made by the Company under pre-changeover Canadian GAAP were not revised for the application of IFRS except where necessary to reflect any difference in accounting policy or where there was objective evidence that those estimates were in error.  As a result the Company has not used hindsight to revise estimates.

Reconciliations of pre-changeover Canadian GAAP Equity and Comprehensive Income to IFRS

IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior periods.  The changes made to the statements of financial position and statements of comprehensive income as shown below have resulted in reclassifications of various amounts on the statements of cash flows, however as there have been no material adjustments to the net cash flows, no reconciliation of the statement of cash flows has been prepared.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

24.   FIRST TIME ADOPTION OF IFRS (continued)

Reconciliation of Statement of Financial Position as at April 1, 2010 – Transition Date

	Note	Canadian GAAP	Effect of transition to IFRS	IFRS
ASSETS
Current assets
Cash and cash equivalents		$21,967	-	$21,967
Receivables		125,532	-	125,532
Prepaid expenses		104,823	-	104,823
Inventories		11,578	-	11,578
Total current assets		263,900		263,900

Non-current assets
Property and equipment		997,596	-	997,596
Product license		1	-	1
Total non-current assets		997,597		997,597
Total assets		$1,261,497		$1,261,497

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Current liabilities
Accounts payable and accrued liabilities		$872,376	-	$872,376
Promissory notes payable		1,033,837	-	1,033,837
Due to related parties		253,429	-	253,429
Convertible notes		1,371,305	-	1,371,305
Derivative liability		567,000	-	567,000
Total current liabilities		4,097,947		4,097,947
Shareholders’ deficiency
Share capital		39,011,557	-	39,011,557
Contributed surplus		5,023,657	-	5,023,657
Commitment to issue shares		126,000	-	126,000
Equity component of convertible note		-	-	-
Accumulated other comprehensive income	(a)	1,896,609	(1,896,609)	-
Accumulated deficit from prior operations		(2,265,325)	-	(2,265,325)
Accumulated deficit during the development stage	(a)	(46,628,948)	1,896,609	(44,732,339)
Total shareholders’ deficiency		(2,836,450)		(2,836,450)
Total equity and liabilities		$1,261,497		$1,261,497

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

24.   FIRST TIME ADOPTION OF IFRS (continued)

Reconciliation of Statement of Financial Position as at June 30, 2010

	Note	Canadian GAAP	Effect of transition to IFRS	IFRS
ASSETS
Current assets
Cash and cash equivalents		$9,911	-	$9,911
Receivables		127,801	-	127,801
Prepaid expenses		89,251	-	89,251
Inventories		11,614	-	11,614
Total current assets		238,577		238,577

Non-current assets
Property and equipment		1,017,665	-	1,017,665
Product license		1	-	1
Total non-current assets		1,017,666		1,017,666
Total assets		$1,256,243		$1,256,243

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Current liabilities
Accounts payable and accrued liabilities		$947,361	-	$947,361
Promissory notes payable		1,515,108	-	1,515,108
Due to related parties		243,962	-	243,962
Convertible notes		736,582	-	736,582
Derivative liability		302,488	-	302,488
Total current liabilities		3,745,501		3,745,501
Shareholders’ deficiency
Share capital		40,148,179	-	40,148,179
Contributed surplus		5,323,983	-	5,323,983
Commitment to issue shares		-	-	-
Equity component of convertible note		3,354	-	3,354
Accumulated other comprehensive income	(a)	1,896,609	(1,896,609)	-
Accumulated deficit from prior operations		(2,265,325)	-	(2,265,325)
Accumulated deficit during the development stage	(a)	(47,596,058)	1,896,609	(45,699,449)
Total shareholders’ deficiency		(2,489,258)		(2,489,258)
Total equity and liabilities		$1,256,243		$1,256,243

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

24.   FIRST TIME ADOPTION OF IFRS (continued)

Reconciliation of Statement of Financial Position as at March 31, 2011

	Note	Canadian GAAP	Effect of transition to IFRS	IFRS
ASSETS
Current assets
Cash and cash equivalents		$31,936	-	$31,936
Receivables		300,233	-	300,233
Prepaid expenses		98,288	-	98,288
Inventories		-	-	-
Total current assets		430,457	-	430,457

Non-current assets
Assets held for sale		433,254	-	433,254
Property and equipment		137,324	-	137,324
Product license		1	-	1
Total non-current assets		570,579	-	570,579
Total assets		$1,001,036	-	$1,001,036

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Current liabilities
Accounts payable and accrued liabilities		$1,601,161	-	$1,601,161
Promissory notes payable		558,212	-	558,212
Due to related parties		255,378	-	255,378
Convertible notes		51,698	-	51,698
Derivative liability	(b)	-	175,600	175,600
Total current liabilities		2,466,449	175,600	2,642,049
Shareholders’ deficiency
Share capital		43,808,617	-	43,808,617
Contributed surplus	(b)	6,769,270	-	6,769,270
Commitment to issue shares		1,403,320	-	1,403,320
Equity component of convertible note		5,496	-	5,496
Accumulated other comprehensive income	(a)	1,896,609	(1,896,609)	-
Accumulated deficit from prior operations		(2,265,325)	-	(2,265,325)
Accumulated deficit during the development stage	(a), (b)	(53,083,400)	1,721,009	(51,362,391)
Total shareholders’ deficiency		(1,465,413)	(175,600)	(1,641,013)
Total equity and liabilities		$1,001,036	-	$1,001,036

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

24.   FIRST TIME ADOPTION OF IFRS (continued)

Reconciliation of the Statement of Comprehensive Loss for the three months ended June 30, 2010

	Note	Canadian GAAP	Effect of transition to IFRS	IFRS

EXPENSES
Product development		$463,881	$-	$463,881
General and administrative		607,063	-	607,063
Loss from operations		(1,070,944)	-	(1,070,944)
Interest and financing costs		77,540	-	77,540
Non-operating expenses		(181,374)	-	(181,374)
Loss before income tax		(967,110)	-	(967,110)
Income tax expense		-	-	-
Net loss for the period		(967,110)	-	(967,110)
OTHER COMPREHENSIVE LOSS
Net comprehensive loss attributable to equity holders		$(967,110)	$-	$(967,110)

Loss per share – basic and diluted		$(0.02)	$-	$(0.02)
Weighted average number of common shares outstanding		53,051,142		53,051,142

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

24.   FIRST TIME ADOPTION OF IFRS (continued)

Reconciliation of the Statement of Comprehensive Loss for the year ended March 31, 2011

	Note	Canadian GAAP	Effect of transition to IFRS	IFRS

EXPENSES
Product development		$1,520,297	$-	$1,520,297
General and administrative		4,146,255	-	4,146,255
Loss from operations		(5,666,552)	-	(5,666,552)
Interest and financing costs		712,311	197,760	721,311
Non-operating expenses	(b)	273,349	(22,160)	251,189
Loss before income tax		(6,454,452)	175,600	(6,630,052)
Income tax expense		-	-	-
Net loss for the period		(6,454,452)	175,600	(6,630,052)
OTHER COMPREHENSIVE LOSS
Net comprehensive loss attributable to equity holders		$(6,454,452)	$175,600	$(6,630,052)

Loss per share – basic and diluted		$(0.11)	$-	$(0.12)
Weighted average number of common shares outstanding		57,331,417		57,331,417

Valcent Products Inc.
(A Development Stage Company)
Unaudited Interim Consolidated Statements of Cash Flow
(Expressed in Canadian Dollars)
For the three months ended June 30, 2011 and 2010

24.   FIRST TIME ADOPTION OF IFRS (continued)

IFRS Transition Differences

The following is a summary of the significant accounting differences considered as part of the IFRS transition project and, where appropriate, the quantification of the adjustments required as of the transition date and for the comparative period.

Functional currency and foreign exchange translation

Canadian GAAP requires an entity to determine whether a subsidiary is an integrated or self-sustaining entity based on the functional currency of the parent company. This determination dictates the method of foreign exchange translation for the consolidated financial statements. Under IFRS an entity is required to assess its functional currency independently for each entity within a consolidated group. The Company has completed its assessment and has determined that there is no change to the functional currency of its entities.

Componentization of property and equipment

IFRS requires entities to componentize all long lived assets and record amortization on a component-by-component basis whereas under Canadian GAAP the concept of componentization may not be applied on as rigorous a basis as under IFRS therefore differences in practice may arise. The Company has completed its assessment on all long-lived assets in order to determine if a material difference exists between the application of componentization under Canadian GAAP and that to be applied under IFRS. The Company has determined that there is no material impact.

Asset impairment

Both Canadian GAAP and IFRS require an entity to undertake quantitative impairment testing where there is an indication of impairment. Further there is a requirement under IFRS for the Company to assess whether indicators of impairment exist at the date of transition to IFRS.

Unlike Canadian GAAP, IFRS requires impairment charges to be reversed if circumstances leading to the impairment no longer exist. The Company has no historic impairment charges which could be reversed as of the transition date.

As at the transition date, there were no indications of impairment under IFRS identified by management, therefore no formal quantitative impairment was undertaken.

Adjustments on transition to IFRS:

(a)	Cumulative translation differences

At the date of transition under Canadian GAAP there was a cumulative translation adjustment relating to the Company’s change in functional currency in 2011. The Company has chosen to apply the related IFRS 1 election and has eliminated the cumulative translation difference.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

24.   FIRST TIME ADOPTION OF IFRS (continued)

(a)	Cumulative translation differences (continued)

Impact on Consolidated Statements of Financial Position

	March 31, 2011	June 30, 2010	April 1, 2010
Accumulated other comprehensive income	$(1,896,609)	$(1,896,609)	$(1,896,609)
Adjustment to deficit	$1,896,609	$1,896,609	$1,896,609

(b)	Derivative liability differences

Under IFRS, certain warrants issued by the Company have a clause that causes the warrants to increase if the Company issues any securities at a price lower than $0.15 and must be classified as liabilities (as they do not meet the definition of an equity instrument) and are recognized at fair value with changes in fair value being recognized as a profit or loss.  There is no such requirement under Canadian GAAP as certain warrants issued by the Company meet the definition of an equity instrument.

These warrants were valued based on the Black-Scholes valuation model and are classified in Level 2 of the fair value hierarchy.

Impact on Consolidated Statements of Financial Position

	March 31, 2011	June 30, 2010	April 1, 2010
Derivative liability	$175,600	$-	$-
Adjustment to deficit	$(175,600)	$-	$-

The impact on the statement of comprehensive loss for the year ended March 31, 2011 is a charge of $22,160 for the change in fair value of derivative liability and a charge to interest and financing costs of $197,760. There is no impact to the statement of comprehensive loss for the three months ended June 30, 2010.